December 30, 2009


Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Sheila Stout


Re: In the matter of the following Open End N-CSR Filings:


Fund                                                    Fiscal Year End
----                                                    ---------------

AllianceBernstein Corporate Shares -
AllianceBernstein Corporate Income Shares               April 30, 2008

AllianceBernstein Fixed Income Shares, Inc.             April 30, 2008

AllianceBernstein Global Growth Fund
(formerly AllianceBernstein Global Research
Growth Fund)                                            June 30, 2008

AllianceBernstein International Growth Fund             June 30, 2008

AllianceBernstein Large Cap Growth Fund                 July 31, 2008

AllianceBernstein Portfolios - Growth Fund              July 31, 2008

AllianceBernstein Cap Fund, Inc. -
AllianceBernstein Small Cap Growth Portfolio            July 31, 2008

AllianceBernstein Small/Mid Cap Growth Fund
(formerly AllianceBernstein Mid-Cap Growth Fund)        July 31, 2008

AllianceBernstein Portfolios - Tax-Managed Wealth       August 31, 2008
Strategies

AllianceBernstein Portfolios - Wealth Strategies        August 31, 2008

AllianceBernstein Exchange Reserves                     September 30, 2008

AllianceBernstein Municipal Income Fund II              September 30, 2008

Sanford C. Bernstein Fund                               September 30, 2008

AllianceBernstein Bond Fund - Intermediate Bond         October 31, 2008
Portfolio

AllianceBernstein Municipal Income Fund                 October 31, 2008

AllianceBernstein Balanced Shares                       November 30, 2008

AllianceBernstein Focused Growth & Income Fund        November 30, 2008

AllianceBernstein Global Real Estate Investment Fund    November 30, 2008

AllianceBernstein Trust - Global Value Fund             November 30, 2008

AllianceBernstein Trust - International Value Fund      November 30, 2008

AllianceBernstein Trust - Small/Mid Cap Value Fund      November 30, 2008

AllianceBernstein Trust - Value Fund                    November 30, 2008

AllianceBernstein Utility Income Fund                   November 30, 2008


Dear Ms. Stout:

Enclosed are responses, including certain revised responses, to the requests made during my phone conversation with you and other members of AllianceBernstein on October 1, 2009. As you know, I responded to those requests via a letter to you dated October 30, 2009. Subsequent to the transmittal of that letter to you, you asked for clarification regarding our responses to comments number 21 and 25. Enclosed you will find all responses, including revised responses to comments number 21 and 25.

We hereby acknowledge that (i) each Fund is responsible for the adequacy and accuracy of the disclosures in this filing; (ii) Staff comments or changes to disclosures in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) a Fund named in this filing may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding our response, please do not hesitate to call me at (212) 823-7243.


Very truly yours,



/s/ Joseph Mantineo
-------------------
Joseph Mantineo
Senior Vice President
Treasurer and Chief Financial Officer of each Fund





cc:      Larry Cranch, AllianceBernstein L.P.
         Phil Kirstein, Senior Officer of the Funds
         Mark R. Manley, AllianceBernstein L.P.
         Emilie Wrapp, AllianceBernstein L.P.
         Marc Bryant, AllianceBernstein L.P
         Vince Noto, AllianceBernstein L.P
         Steve Woetzel, AllianceBernstein L.P.
         Phyllis Clarke, AllianceBernstein L.P.

Comment #1:
All Funds - Form N-CSR
-----------------------
The SEC believes that the percentage of services pre-approved by a Fund's Audit Committee, item 4(e)(2), is commonly misinterpreted by most registrants. The SEC recommends that the registrant further review the requirement of such item.

Response #1:
The Adviser has reviewed the requirements set forth in Item 4(e)(2) of Form
N-CSR.


Comment #2:
All Funds - Portfolio of Investments
------------------------------------
It is recommended that the 7-Day Yield be disclosed for investment in a money market fund.

Response #2:
Effective with the October 31, 2009 reports, we will include such information.


Comment #3:
All Funds - Form N-Q Portfolio of Investments
---------------------------------------------
In accordance with Regulation S-X, Rule 12-12, the Portfolio of Investments needs to include a note to describe the aggregate cost of investments and unrealized gross appreciation and depreciation of investments for federal income tax purposes.

Response #3:
Effective March 31, 2009, Form N-Q filings have incorporated such disclosure.


Comment #4:
AllianceBernstein Growth & Income Fund - Form N-CSR
---------------------------------------------------
The Form N-CSR had the incorrect Investment Company Act file number referenced.

Response #4:
The Investment Company Act file number was corrected on the subsequent N-CSR filing for the semi-annual report as of April 30, 2009.


Comment #5:
AllianceBernstein Growth & Income Fund, AllianceBernstein Global Growth Fund (formerly AllianceBernstein Global Research Growth Fund), AllianceBernstein Small/Mid Cap Growth Fund (formerly AllianceBernstein Mid-Cap Growth Fund), AllianceBernstein International Growth Fund and AllianceBernstein Exchange Reserves - Form NSAR-B
----------------------------------------------------------------------------
The signature of the independent public accountant was omitted from the Accountant's Report on Internal Control. The registrant needs to refile with signed copy.

Response #5:
We will refile the form with electronic signature attached.


Comment #6:
AllianceBernstein Global Growth Fund (formerly AllianceBernstein Global Research Growth Fund) and AllianceBernstein International Growth Fund - Form N-CSR
--------------------------------------------------------------------------------
The Code of Ethics report was omitted from the Form N-CSR filing. The registrant needs to refile with the Code.

Response #6:
We will refile with the Code of Ethics incorporated.


Comment #7:
AllianceBernstein Global Growth Fund (formerly AllianceBernstein Global Research Growth Fund) and AllianceBernstein Large Cap Growth Fund
--------------------------------------------------------------------------------
The Fair Value Measurements ("FAS 157") disclosure was not present for the subject funds on their respective 2008 annual reports.

Response #7:
The application of FAS 157 was required for funds with fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Accordingly, the required FAS 157 disclosure for AllianceBernstein Global Growth Fund and AllianceBernstein Large Cap Growth Fund was incorporated with the subsequent semi-annual reports for the periods ended December 31, 2008 and January 31, 2009, respectively.


Comment #8:
AllianceBernstein Fixed Income Shares, Inc. - Form NSAR-B
---------------------------------------------------------
The filing should not have referenced series and class identifier for Prime STIF Portfolio which ceased operations.

Response #8:
The Prime STIF Portfolio ceased operations as of February 29, 2008. Accordingly, the Fund's annual filing for period ended April 30, 2008, included the assigned series and the Portfolio's operational activity through the operation cessation date. The Adviser intends to maintain the Portfolio's SEC registration and will therefore continue to file information for the Portfolio on the Registrant's N-SAR filings.


Comment #9:
Sanford C. Bernstein Fund, Inc.
-------------------------------
The report format for Sanford C. Bernstein class and retail classes may be difficult to follow.

Response #9:
Please see "Attachment A."


Comment #10:
All Funds - Statement of Operations
-----------------------------------
It is recommended that the securities lending income be disclosed separately in the statement of operations.

Response #10:
All funds engaged in securities lending disclose such income received separately in the statement of operations if it is greater than 5% of total investment income, otherwise such amount is disclosed in the notes to financial statements.


Comment #11:
Sanford C. Bernstein Fund, Inc. - Intermediate Duration Portfolio
-----------------------------------------------------------------
The Fund has a high portfolio turnover ratio; this should be addressed under the Principal Risk section of the prospectus.

Response #11:
We will review portfolio turnover and disclose as required by Form N-1A.


Comment #12:
All Funds: Portfolio of Investments
-----------------------------------
"When Issued" securities should be properly denoted in the Portfolio of Investments.

Response #12:
All funds engaged in "When Issued" security transaction disclose such transaction as "When Issued" in the Portfolio of Investments.


Comment #13:
AllianceBernstein Global Real Estate Investment Fund
----------------------------------------------------
If the Fund made a return of capital distribution during the year, confirm compliance to Rule 19A-1 of the '40 Act.

Response #13:
The Fund is in compliance with Rule 19A-1of the '40 Act.


Comment #14:
AllianceBernstein Large Cap Growth Fund / Global Comment
--------------------------------------------------------
The SEC noted that the Fund received $12,000,000 in litigation settlement proceeds however there was no disclosure in the notes to the financials to explain what the amount represents.

Response #14:
We believe the Fund adequately disclosed such transaction in the statement of operations due to materiality. In addition, the Fund also disclosed the total return impact in a footnote to the financial highlights.


Comment #15:
AllianceBernstein Large Cap Growth Fund
---------------------------------------
The SEC would like information regarding the period covered by the payment of legal expenses, what that payment related to and whether the Adviser reimbursed the Fund for these expenses.

Response #15:
The Adviser reimbursed the Fund for a portion of the litigation cost related to a 2005 legal matter.


Comment #16:
Global Comment
--------------
The registrant needs to include disclosure in notes to financials for class specific affiliated T/A fees, per AICPA Audit and Accounting Guide Section 5.32.

Response #16:
Effective with the October 31, 2009 reports, we will include such information.


Comment #17:
AllianceBernstein International Growth Fund, AllianceBernstein Corporate Income Shares
--------------------------------------------------------------------------------
In accordance with the AICPA audit guide, the performance impact of the Adviser's reimbursement due to trading error needs to be disclosed in Financial Highlights.

Response #17:
Effective with the October 31, 2009 reports, we will include such information.


Comment #18:
AllianceBernstein Corporate Income Shares
-----------------------------------------
Note in the performance section of the financial indicates that the expense ratio is zero and that the advisor absorb all operating expenses except extraordinary expenses. What is considered "extraordinary" in relation to the expenses of the fund?

Response #18:
This is a zero advisory fee fund. Under the terms of the advisory agreement, there is no advisory fee and the fund pays only (i) extraordinary expenses which includes extraordinary legal expenses and expenses incurred in connection with litigation, proceedings or other claims and/or the legal obligations to indemnify trustees, officers, employers, shareholders, distributors and agents with respect thereto; (ii) taxes, if any, levied against the adviser or the fund; (iii) brokerage fees and commissions in connection with the purchase and sale of portfolio securities; (iv) costs, including any interest expenses, of borrowing money; and (v) organizational and offering expenses to the extent authorized by the trustees, and any other expenses that are capitalized in accordance with GAAP.


Comment #19:
AllianceBernstein Corporate Income Shares
-----------------------------------------
The fund holds 40% in Industrial securities. Is this a concentration issue? Is Industrial considered a sector or industry?

Response #19:
The concentration measurement is based on industry, Industrial is a sector classification.


Comment #20:
Global Comment
--------------
The SEC noted that the market value of certain bonds is significantly lower than the par amount. If these securities are defaulted or fair valued, it should be denoted in the portfolio of investments.

Response #20:
All securities deemed defaulted or fair valued are denoted as such in the portfolio of investments.


Comment #21:
AllianceBernstein Corporate Income Shares
-----------------------------------------
The SEC noted the inconsistent presentation of the advisory fees between the financial statement and the prospectus fee table. The SEC further noted that the presentation of advisory fees in the statement of operations was not in accordance with Regulation S-X, Rule 6-07(g)(2). Is there a contractual advisory agreement in place? If so, what is the termination date of this agreement? Is there a unified fee or individual expenses being paid?

Response #21:
Our current presentation responds to SEC comments made prior to the effectiveness of the fund's registration statement. The SEC directed us to include a "representative" or "notional" fee in the fee table to approximate the fees and expenses the fund would have paid if it were to incur fees and expenses and footnote that the Adviser had irrevocably agreed to waive all fees and pay all expenses.


Comment #22:
AllianceBernstein Municipal Income Fund II
------------------------------------------
The SEC noted that there was no sub-prime disclosure in the portfolio of investments. Did the Fund invest in sub-prime securities?

Response #22:
The Fund did not invest in sub-prime securities.


Comment #23:
AllianceBernstein Municipal Income Fund II - Arizona
----------------------------------------------------
The SEC noted that there is a large Cash balance on the statement of assets and liabilities - is cash restricted? If so, the recommendation is to disclose as such.

Response #23:
The Fund did not have any restricted cash at period end. The funds' policy is to include a footnote of such restriction in the statement of asset and liabilities as appropriate.


Comment #24:
Global Comment
--------------
It is recommended to show amount of ROCSOP in notes to financials.

Response #24:
We believe the narrative ROCSOP disclosure is in conformity under Section 7.127 of the AICPA Audit and Accounting Guide.


Comment #25:
AllianceBernstein Municipal Income Fund II/Global Comment
-----------------------------------------------------------
Within the Financial Highlights, the first expense ratio line item should be the required expense ratio.

Response #25:
We will ensure that the first expense ratio is the required expense ratio.


Comment #26:
AllianceBernstein Intermediate Bond/Global Comment
----------------------------------------------------
At October 31st, the holdings in Lehman Brothers and Lehman Trust are labeled non-income producing and in default, however, the values of these securities in the subsequent N-Qs have increased. The SEC asks the advisor to confirm what pricing source was utilized?

Response #26:
The independent pricing source for the Lehman bonds held by the funds is Interactive Data Corp.

Attachment A

The Sanford C. Bernstein Fund is comprised of twelve Portfolios. Six of the Portfolios offer only one class of shares, which is principally distributed through the Adviser's private client channel. The other six Portfolios offer four classes; one of these classes is distributed principally through the Adviser's private client channel, and the other three classes are retail classes distributed through the Adviser's retail channel. A list of the Portfolios follows, annotated to indicate those Portfolios with retail classes and the names of those classes:

Sanford C. Bernstein Fund, Inc.
-  U.S. Government Short Duration Portfolio
-  Short Duration Plus Portfolio(1)
-  Intermediate Duration Portfolio
-  Short Duration New York Municipal Portfolio
-  Short Duration California Municipal Portfolio
-  Short Duration Diversified Municipal Portfolio
-  New York Municipal Portfolio(2)
-  California Municipal Portfolio(3)
-  Diversified Municipal Portfolio(4)
-  International Portfolio(5)
-  Tax-Managed International Portfolio(6)
-  Emerging Markets Portfolio

(1) The Portfolio's retail classes are: AllianceBernstein Short Duration Class A Shares, AllianceBernstein Short Duration Class B Shares, and AllianceBernstein Short Duration Class C Shares.

(2) The Portfolio's retail classes are: AllianceBernstein Intermediate New York Municipal Class A Shares, AllianceBernstein Intermediate New York Municipal Class B Shares and AllianceBernstein Intermediate New York Municipal Class C Shares.

(3) The Portfolio's retail classes are: AllianceBernstein Intermediate California Municipal Class A Shares, AllianceBernstein Intermediate California Municipal Class B Shares and AllianceBernstein Intermediate California Municipal Class C Shares.

(4) The Portfolio's retail classes are: AllianceBernstein Intermediate Diversified Municipal Class A Shares, AllianceBernstein Intermediate Diversified Municipal Class B Shares and AllianceBernstein Intermediate Diversified Municipal Class C Shares.

(5) The Portfolio's retail classes are: AllianceBernstein International Class A Shares, AllianceBernstein International Class B Shares, and AllianceBernstein International Class C Shares.

(6) The Portfolio's retail classes are: AllianceBernstein Tax-Managed International Class A Shares, AllianceBernstein Tax-Managed International Class B Shares and AllianceBernstein Tax-Managed International Class C Shares.

The Fund issues six booklets in connection with fulfilling its shareholder report obligations:

1) With respect to all twelve Portfolios, a booklet for the private client channel share class which contains all of the required elements of a shareholder report, except the Schedule of Investments.

2) A booklet for the private client channel share class which contains only the Schedule of Investments for the following three Portfolios:
         -  International Portfolio
         -  Tax-Managed International Portfolio
         -  Emerging Markets Portfolio

3) A booklet for the private client channel share class which contains only the Schedule of Investments for the following nine Portfolios:
         -  U.S. Government Short Duration Portfolio
         -  Short Duration Plus Portfolio
         -  Intermediate Duration Portfolio
         -  Short Duration New York Municipal Portfolio
         -  Short Duration California Municipal Portfolio
         -  Short Duration Diversified Municipal Portfolio
         -  New York Municipal Portfolio
         -  California Municipal Portfolio
         -  Diversified Municipal Portfolio

4) A booklet for the retail channel share classes (Class A, B and C) which contains all of the required elements of a shareholder report, including the Schedule of Investments, for the following Portfolios:
         -  New York Municipal Portfolio
         -  California Municipal Portfolio
         -  Diversified Municipal Portfolio

5) A booklet for the retail channel share classes (Class A, B and C) which contains all of the required elements of a shareholder report, including the Schedule of Investments, for the following Portfolios:
         - Short Duration Plus Portfolio

6) A booklet for the retail channel share classes (Class A, B and C) which contains all of the required elements of a shareholder report, including the Schedule of Investments, for the following Portfolios:
         -  International Portfolio
         -  Tax-Managed International Portfolio

Each respective Portfolio's Schedule of Investments is the same in each booklet in which it is presented. The Adviser believes that the current presentation format is appropriate in light of the different distribution channels and the lengths of the Schedule of Investments.